One Canterbury Green
201 Broad Street
Stamford, CT 06901

May 4, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cenveo Corporation
Registration Statement on Form S-4
Filed April 20, 2012
File No. 333-180853

Dear Sir or Madam:

On behalf of Cenveo Corporation (the “Company”) and all other registrants (collectively, the “Registrants”) under the above-captioned registration statement (the “Registration Statement”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, request is hereby made that the effectiveness of the Registration Statement be accelerated to 4:30 p.m. on May 7, 2012, or as soon thereafter as practicable.

In connection with the foregoing request for effectiveness, the Registrants hereby acknowledge that: (i) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Mark S. Hiltwein
Name:	Mark S. Hiltwein
Title:	Chief Financial Officer